TOP GLOVE CORPORATION BHD.

AWARDED ISO 9001

(Company No.: 474423-X)
A Public Company Listed on Main Board of Bursa Malaysia
Latex Examination, Nitrile, Surgical, Vinyl, Household, Industrial & Polyethyelene Gloves Manufacturer and Exporter
The World's Largest Rubber Glove Manufacturer
"The World Is Our Market" & "Always Staying At The Top"

Corporate Office ; Lot 4969, Jalan Teratai, Batu 6, Off Jalan Meru, 41050 Klang, Selangor D. E., Malaysia.
& Factory 9 Tel: 603-3392 1992 / 1905 Fax: 603-3392 8410 / 1291
[redacted]s : i) top@topglove.com.my ii) top@po.jaring.my
es : i) www.topglove.com.my ii) http://topglove.asiaep.com

ENTREPRENEUR OF THE YEAR® MALAYSIA 2004 BY ERNST & YOUNG

Enterprise 1998 to 2005 / 2007 Celebrating Malaysia's Enterprising Spirit

082-34922

08000376

SUPPL

21 January 2008

2008 JAN 24 A 10 47

U.S. SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
100F Street, NE
Washington, DC 20549
USA
Mailstop: Room 3628

Dear Sirs,

Top Glove Corporation Bhd – Company Announcements
Symbol : TGLVY
Cusip : 890543100

Reference is made to the above and we are pleased to enclose herewith the recent announcements made by the Company to the Bursa Malaysia Securities Berhad (Malaysian Stock Exchange), for the period from 1 November 2007 till 31 December 2007 for your retention.

Should you require further information, please do not hesitate to contact the undersigned at tel no.: +603-3392 1992 ext. 220 or email : cglim@topglove.com.my

Thank you.

Yours faithfully
Top Glove Corporation Bhd

PROCESSED
JAN 28 2008
THOMSON FINANCIAL

Lim Cheong Guan
Executive Director

cc : Bank of New York, for the attention of Ms Violet Pagan / Assistant Vice Precident

dlw 1/25

MALAYSIA EUROPE U.S.A. AUSTRALIA CANADA MALAYSIA HACCP UK

DP 171207/F9

Notice of Shares Buy Back - Immediate Announcement
Reference No **CS-071101-5C2F6**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 01/11/2007

Date of buy back	: 01/11/2007
Description of shares purchased	: Ordinary Shares of RM0.50
Total number of shares purchased (units)	: 57,300
Minimum price paid for each share purchased (RM)	: 6.450
Maximum price paid for each share purchased (RM)	: 6.550
Total consideration paid (RM)	: 373,700.00
Number of shares purchased retained in treasury (units)	: 57,300
Number of shares purchased which are proposed to be cancelled (units)	: 0
Cumulative net outstanding treasury shares as at to-date (units)	: 2,287,900
Adjusted issued capital after cancellation (no. of shares) (units)	: 0

Remarks

Notice of Shares Buy Back - Immediate Announcement
Reference No **CS-071102-86EDB**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 02/11/2007

Date of buy back	: 02/11/2007
Description of shares purchased	: Ordinary Shares of RM0.50
Total number of shares purchased (units)	: 87,300
Minimum price paid for each share purchased (RM)	: 6.400
Maximum price paid for each share purchased (RM)	: 6.550
Total consideration paid (RM)	: 566,910.00
Number of shares purchased retained in treasury (units)	: 87,300
Number of shares purchased which are proposed to be cancelled (units)	: 0
Cumulative net outstanding treasury shares as at to-date (units)	: 2,375,200
Adjusted issued capital after cancellation (no. of shares) (units)	: 0

Remarks

Notice of Shares Buy Back by a Company Pursuant to Form 28A
Reference No **CS-071105-9DBAC**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 05/11/2007

Date of buy back from	: 22/10/2007
Date of buy back to	: 26/10/2007
Total number of shares purchased (units)	: 349,500
Minimum price paid for each share purchased (RM)	: 6.350
Maximum price paid for each share purchased (RM)	: 6.600
Total amount paid for shares purchased (RM)	: 2,260,585.00
The name of the stock exchange through which the shares were purchased	: Bursa Malaysia Securities Berhad
Number of shares purchased retained in treasury (units)	: 349,500
Total number of shares retained in treasury (units)	: 1,985,000
Number of shares purchased which were cancelled (units)	: 0
Total issued capital as diminished	: 0
Date lodged with registrar of companies	: 05/11/2007
Lodged by	: Securities Services (Holdings) Sdn Bhd

Remarks:

Notice of Shares Buy Back - Immediate Announcement
Reference No **CS-071105-9DBAD**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 05/11/2007

Date of buy back	: 05/11/2007
Description of shares purchased	: Ordinary Shares of RM0.50
Total number of shares purchased (units)	: 56,000
Minimum price paid for each share purchased (RM)	: 6.450
Maximum price paid for each share purchased (RM)	: 6.550
Total consideration paid (RM)	: 364,115.00
Number of shares purchased retained in treasury (units)	: 56,000
Number of shares purchased which are proposed to be cancelled (units)	: 0
Cumulative net outstanding treasury shares as at to-date (units)	: 2,431,200
Adjusted issued capital after cancellation (no. of shares) (units)	: 0

Remarks

Notice of Shares Buy Back - Immediate Announcement
Reference No **CS-071106-6B2CC**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 06/11/2007

Date of buy back	: 06/11/2007
Description of shares purchased	: Ordinary Shares of RM0.50
Total number of shares purchased (units)	: 49,100
Minimum price paid for each share purchased (RM)	: 6.450
Maximum price paid for each share purchased (RM)	: 6.550
Total consideration paid (RM)	: 318,190.00
Number of shares purchased retained in treasury (units)	: 49,100
Number of shares purchased which are proposed to be cancelled (units)	: 0
Cumulative net outstanding treasury shares as at to-date (units)	: 2,480,300
Adjusted issued capital after cancellation (no. of shares) (units)	: 0

Remarks

Notice of Shares Buy Back by a Company Pursuant to Form 28A
Reference No CS-071112-95AD8

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 12/11/2007

Date of buy back from	: 29/10/2007
Date of buy back to	: 02/11/2007
Total number of shares purchased (units)	: 390,200
Minimum price paid for each share purchased (RM)	: 6.400
Maximum price paid for each share purchased (RM)	: 6.650
Total amount paid for shares purchased (RM)	: 2,539,630.00
The name of the stock exchange through which the shares were purchased	: Bursa Malaysia Securities Berhad
Number of shares purchased retained in treasury (units)	: 390,200
Total number of shares retained in treasury (units)	: 2,375,200
Number of shares purchased which were cancelled (units)	: 0
Total issued capital as diminished	: 0
Date lodged with registrar of companies	: 12/11/2007
Lodged by	: Securities Services (Holdings) Sdn Bhd

Remarks:

Notice of Shares Buy Back by a Company Pursuant to Form 28A
Reference No **CS-071119-7DDB1**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 19/11/2007

Date of buy back from	: 05/11/2007
Date of buy back to	: 06/11/2007
Total number of shares purchased (units)	: 105,100
Minimum price paid for each share purchased (RM)	: 6.450
Maximum price paid for each share purchased (RM)	: 6.550
Total amount paid for shares purchased (RM)	: 682,305.00
The name of the stock exchange through which the shares were purchased	: Bursa Malaysia Securities Berhad
Number of shares purchased retained in treasury (units)	: 105,100
Total number of shares retained in treasury (units)	: 2,480,300
Number of shares purchased which were cancelled (units)	: 0
Total issued capital as diminished	: 0
Date lodged with registrar of companies	: 19/11/2007
Lodged by	: Securities Services (Holdings) Sdn Bhd

Remarks:

Notice of Shares Buy Back - Immediate Announcement
Reference No **CS-071119-7DDB2**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 19/11/2007

Date of buy back	: 19/11/2007
Description of shares purchased	: Ordinary Shares of RM0.50
Total number of shares purchased (units)	: 188,100
Minimum price paid for each share purchased (RM)	: 5.700
Maximum price paid for each share purchased (RM)	: 6.000
Total consideration paid (RM)	: 1,096,255.00
Number of shares purchased retained in treasury (units)	: 188,100
Number of shares purchased which are proposed to be cancelled (units)	: 0
Cumulative net outstanding treasury shares as at to-date (units)	: 2,668,400
Adjusted issued capital after cancellation (no. of shares) (units)	: 0

Remarks

Notice of Shares Buy Back - Immediate Announcement
Reference No **CS-071120-7F209**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 20/11/2007

Date of buy back	: 20/11/2007
Description of shares purchased	: Ordinary Shares of RM0.50
Total number of shares purchased (units)	: 56,600
Minimum price paid for each share purchased (RM)	: 5.800
Maximum price paid for each share purchased (RM)	: 5.900
Total consideration paid (RM)	: 329,860.00
Number of shares purchased retained in treasury (units)	: 56,600
Number of shares purchased which are proposed to be cancelled (units)	: 0
Cumulative net outstanding treasury shares as at to-date (units)	: 2,725,000
Adjusted issued capital after cancellation (no. of shares) (units)	: 0

Remarks

Notice of Shares Buy Back - Immediate Announcement
Reference No **CS-071121-6F529**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 21/11/2007

Date of buy back	: 21/11/2007
Description of shares purchased	: Ordinary Shares of RM0.50
Total number of shares purchased (units)	: 47,000
Minimum price paid for each share purchased (RM)	: 5.750
Maximum price paid for each share purchased (RM)	: 5.900
Total consideration paid (RM)	: 272,735.00
Number of shares purchased retained in treasury (units)	: 47,000
Number of shares purchased which are proposed to be cancelled (units)	: 0
Cumulative net outstanding treasury shares as at to-date (units)	: 2,772,000
Adjusted issued capital after cancellation (no. of shares) (units)	: 0

Remarks

Notice of Shares Buy Back - Immediate Announcement
Reference No **CS-071122-6142E**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 22/11/2007
Date of buy back	: 22/11/2007
Description of shares purchased	: Ordinary Shares of RM0.50
Total number of shares purchased (units)	: 28,000
Minimum price paid for each share purchased (RM)	: 5.850
Maximum price paid for each share purchased (RM)	: 5.900
Total consideration paid (RM)	: 164,080.00
Number of shares purchased retained in treasury (units)	: 28,000
Number of shares purchased which are proposed to be cancelled (units)	: 0
Cumulative net outstanding treasury shares as at to-date (units)	: 2,800,000
Adjusted issued capital after cancellation (no. of shares) (units)	: 0

Remarks

Notice of Shares Buy Back - Immediate Announcement
Reference No **CS-071123-7985F**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 23/11/2007

Date of buy back	: 23/11/2007
Description of shares purchased	: Ordinary Shares of RM0.50
Total number of shares purchased (units)	: 116,900
Minimum price paid for each share purchased (RM)	: 5.750
Maximum price paid for each share purchased (RM)	: 5.900
Total consideration paid (RM)	: 680,070.00
Number of shares purchased retained in treasury (units)	: 116,900
Number of shares purchased which are proposed to be cancelled (units)	: 0
Cumulative net outstanding treasury shares as at to-date (units)	: 2,916,900
Adjusted issued capital after cancellation (no. of shares) (units)	: 0

Remarks

General Announcement

Reference No **CS-071126-94FEF**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 26/11/2007

Type	:	**Announcement**
Subject	:	**TOP GLOVE CORPORATION BHD. ("TOPGLOV") - Notice of Ninth Annual General Meeting**

Contents :

We act for and on behalf of TOPGLOV.

We, on behalf of TOPGLOV, wish to inform that the Ninth Annual General Meeting of TOPGLOV is scheduled to be held at Sime Darby Convention Centre, Banyan & Casuarina Function Rooms (Ground Floor) of 1A, Jalan Bukit Kiara 1, 60000 Kuala Lumpur on Wednesday, 9 January 2008 at 11:30 a.m. We are pleased to attach herewith the Notice of the aforesaid Meeting for your attention.

TG-Notice of 9th AGM(Final).doc

This announcement is dated 26 November 2007.

TOP GLOVE CORPORATION BHD
(Incorporated in Malaysia under the Companies Act, 1965)
(Company No: 474423-X)
"The World's Largest Rubber Glove Manufacturer"

NOTICE OF NINTH ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Ninth Annual General Meeting of the Company will be held at Sime Darby Convention Centre, Banyan & Casuarina Function Rooms (Ground Floor) of 1A, Jalan Bukit Kiara 1, 60000 Kuala Lumpur on Wednesday, 9 January 2008 at 11:30 a.m. for the following purposes:-

---

AGENDA

1. To receive the Audited Financial Statements for the financial year ended 31 August 2007 together with the Reports of the Directors and the Auditors thereon.

2. To approve the declaration of the Final Dividend of 6% less 26% Malaysian Income Tax and 6% Tax Exempt for the financial year ended 31 August 2007. *(Resolution 1)*

3. To approve the payment of Directors' Fees for the financial year ended 31 August 2007. *(Resolution 2)*

4. To re-elect the following Directors who retire pursuant to Article 94 of the Company's Articles of Association and being eligible, have offered themselves for re-election:-

   (a) Mr. Lau Boon Ann *(Resolution 3)*
   (b) Mr. Quah Chin Chye *(Resolution 4)*

5. To pass the following resolution pursuant to Section 129(6) of the Companies Act, 1965 :-

   "That pursuant to Section 129(6) of the Companies Act, 1965, the following Directors who have attained the age of seventy (70) years, be and are hereby re-appointed as Directors of the Company and to hold office until the conclusion of the next Annual General Meeting:-

   (a) Tan Sri Datuk (Dr.) Arshad Bin Ayub *(Resolution 5)*
   (b) Mr. Sekarajasekaran A/L Arasaratnam" *(Resolution 6)*

6. To re-appoint Messrs. Ernst & Young as Auditors of the Company until the conclusion of the next Annual General Meeting and to authorise the Directors to fix their remuneration. *(Resolution 7)*

7. As Special Business

   To consider and, if thought fit, with or without any modification, to pass the following resolutions which will be proposed as Ordinary and Special Resolutions:-

Ordinary Resolution No. 1
- **Authority To Issue Shares Pursuant To Section 132D Of The Companies Act, 1965**

"THAT subject to Section 132D of the Companies Act, 1965 and approvals of the relevant governmental/regulatory authorities, the Directors be and are hereby empowered to issue and allot shares in the Company, at any time to such persons and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit, provided that the aggregate number of shares issued pursuant to this Resolution does not exceed ten per centum (10%) of the issued and paid-up share capital of the Company for the time being and the Directors be and are also empowered to obtain the approval for the listing of and quotation for the additional shares so issued on Bursa Malaysia Securities Berhad; AND THAT such authority shall commence immediately upon the passing of this resolution and continue to be in force until the conclusion of the next Annual General Meeting of the Company." *(Resolution 8)*

Ordinary Resolution No. 2
- **Proposed Renewal of Authority For Share Buy-Back**

"THAT subject to the Companies Act, 1965, the Company's Memorandum and Articles of Association, the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities") and the approvals of all relevant governmental and/or regulatory authority (if any), the Company be and is hereby authorised to purchase such amount of ordinary shares of RM0.50 each in the Company ("Proposed Share Buy-Back") as may determined by the Board from time to time through Bursa Securities upon such terms and conditions as the Board may deem fit and expedient in the interest of the Company provided that the aggregate number of shares purchased pursuant to this resolution shall not exceed ten per centum (10%) of the total issued and paid-up share capital of the Company;

AND THAT the maximum amount of funds to be utilised for the purpose of the Proposed Share Buy-Back shall not exceed the Company's aggregate retained profits and/or share premium account;

AND THAT at the discretion of the Board, the shares of the Company to be purchased are proposed to be cancelled and/or retained as treasury shares and/or distributed as dividends and/or resold on Bursa Securities;

AND THAT such authority shall commence immediately upon passing of this resolution until:

(i) the conclusion of the next Annual General Meeting of the Company at which time the authority shall lapse unless by ordinary resolution passed at a general meeting, the authority is renewed either unconditionally or subject to conditions;

(ii) the expiration of the period within which the next Annual General Meeting is required by law to be held; or

(iii) the authority is revoked or varied by ordinary resolution passed by the shareholders of the Company at a general meeting,

whichever is the earlier;

AND THAT the Board be and is hereby authorised to take such steps to give full effect to the Proposed Share Buy-Back with full power to assent to any conditions, modifications, variations and/or amendments as may be imposed by the relevant authorities and/or to do all such acts and things as the Board may deem fit and expedient in the best interest of the Company." *(Resolution 9)*

Ordinary Resolution No. 3
- Proposed Issue of Options to Mr. Lee Kim Meow, Executive Director of the Company

"THAT the Directors be and are hereby authorised at any time and from time to time to offer and to grant to Mr. Lee Kim Meow, Executive Director of the Company, options to subscribe for such number of ordinary shares up to a maximum of 600,000 new ordinary shares of RM0.50 each in the Company to be allotted and issued subject always to such terms and conditions and/or adjustments which may be made in accordance with the provisions of the Bye-Laws governing and constituting the Company's Employees' Share Option Scheme and to allot and issue ordinary shares in the Company pursuant to the exercise of such options notwithstanding that the issue thereof may take place after the next or any ensuing annual general meeting of the Company." *(Resolution 10)*

Ordinary Resolution No. 4
- Proposed Issue of Options to Mr. Lim Cheong Guan, Executive Director of the Company

"THAT the Directors be and are hereby authorised at any time and from time to time to offer and to grant to Mr. Lim Cheong Guan, Executive Director of the Company, options to subscribe for such number of ordinary shares up to a maximum of 200,000 new ordinary shares of RM0.50 each in the Company to be allotted and issued subject always to such terms and conditions and/or adjustments which may be made in accordance with the provisions of the Bye-Laws governing and constituting the Company's Employees' Share Option Scheme and to allot and issue ordinary shares in the Company pursuant to the exercise of such options notwithstanding that the issue thereof may take place after the next or any ensuing annual general meeting of the Company." *(Resolution 11)*

Special Resolution
- Proposed Amendments to the Articles of Association of the Company

"THAT the alteration, modifications, deletions and/or additions to the Articles of Association of the Company as set out in Appendix I of Part B(ii) of the Circular to Shareholders be and are hereby approved;

AND THAT the Directors of the Company be and are hereby authorised to assent to any condition, modification, variation and/or amendment as may be required by Bursa Malaysia Securities Berhad;

AND THAT the Directors and Secretary of the Company be and are hereby authorised to carry out all the necessary formalities in effecting the amendments as set out in Appendix I of Part B(ii) of the Circular to Shareholders." *(Resolution 12)*

8. To transact any other ordinary business for which due notice shall have been given.

NOTICE OF DIVIDEND ENTITLEMENT

NOTICE IS ALSO HEREBY GIVEN THAT the Final Dividend of 6% less 26% Malaysian Income Tax and 6% Tax Exempt in respect of the financial year ended 31 August 2007 will be payable on 14 March 2008 to depositors who are registered in the Record of Depositors at the close of business on 15 February 2008, if approved by Members at the forthcoming Ninth Annual General Meeting on 9 January 2008.

A Depositor shall qualify for entitlement only in respect of:-

(a) Shares transferred into the Depositor's Securities Account before 4.00 p.m. on 15 February 2008 in respect of ordinary transfers; and

(b) Shares bought on Bursa Malaysia Securities Berhad ("Bursa Securities") on a cum entitlement

By Order of the Board

CHUA SIEW CHUAN
(MAICSA 0777689)
Company Secretary

Kuala Lumpur
Dated: 27 November 2007

Explanatory Note to Special Business:

1. Authority pursuant to Section 132D of the Companies Act, 1965.

   The proposed adoption of the Ordinary Resolution No. 1 is primarily to give flexibility to the Board of Directors to issue and allot shares at any time in their absolute discretion without convening a general meeting.

2. Proposed Renewal of Authority for Share Buy-Back

   The proposed adoption of the Ordinary Resolution No. 2 is to renew the authority granted by the shareholders of the Company at the Extraordinary General Meeting held on 10 January 2007. The proposed renewal will allow the Board of Directors to exercise the power of the Company to purchase not more than 10% of the issued and paid-up share capital of the Company any time within the time period stipulated in the Listing Requirements of Bursa Malaysia Securities Berhad.

3. Proposed Issue of Options to Mr. Lee Kim Meow, Executive Director of the Company

   The proposed adoption of the Ordinary Resolution No. 3 is to offer and to grant options to subscribe for ordinary shares to the Eligible Director.

4. Proposed Issue of Options to Mr. Lim Cheong Guan, Executive Director of the Company

   The proposed adoption of the Ordinary Resolution No. 4 is to offer and to grant options to subscribe for ordinary shares to the Eligible Director.

5. Proposed Amendments to the Articles of Association

   The proposed adoption of the Special Resolution is to enable the Company to streamline the existing Articles of Association with current developments under the Listing Requirements of Bursa Malaysia Securities Berhad and provide clarity in the Articles of Association.

Notes:-

1. *A member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy may but need not be a member of the Company and a member may appoint any person to be his proxy without limitation and the provisions of Sections 149(1) (a), (b), (c) and (d) of the Companies Act, 1965 shall not apply to the Company.*

2. *Where a holder appoints two or more proxies, the appointment shall be invalid unless he specifies the proportion of his shareholdings to be represented by each proxy.*

3. *The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer or attorney duly authorised.*

4. *The instrument appointing a proxy must be deposited at the Registered Office of the Company at Level 7, Menara Milenium, Jalan Damanlela, Pusat Bandar Damansara, Damansara Heights, 50490 Kuala Lumpur not less than 48 hours before the time for holding the Meeting or at any adjournment thereof.*

ɪeral Announcement
.ference No CS-071126-94FF0

Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 26/11/2007

Type : **Announcement**
Subject : **TOP GLOVE CORPORATION BHD. ("TOPGLOV")**
- Notice of Extraordinary General Meeting

Contents :

We act for and on behalf of TOPGLOV.

We, on behalf of TOPGLOV, wish to inform that the Extraordinary General Meeting of TOPGLOV is scheduled to be held at Sime Darby Convention Centre, Banyan & Casuarina Function Rooms (Ground Floor) of 1A, Jalan Bukit Kiara 1, 60000 Kuala Lumpur on Wednesday, 9 January 2008 at 12:30 p.m. or immediately following the conclusion of the Ninth Annual General Meeting, which will be held at the same venue and day at 11:30 a.m., whichever is later, or any adjournment thereof. We are pleased to attach herewith the Notice of the aforesaid Meeting for your attention.

NOTICE OF EXTRAORDINARY GENERAL MEETING.doc

This announcement is dated 26 November 2007.

TOP GLOVE CORPORATION BHD
(Incorporated in Malaysia under the Companies Act, 1965)
(Company No: 474423-X)
"The World's Largest Rubber Glove Manufacturer"

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting of Top Glove Corporation Bhd ("Top Glove" or "the Company") will be held at Sime Darby Convention Centre, Banyan & Casuarina Function Rooms (Ground Floor) of 1A, Jalan Bukit Kiara 1, 60000 Kuala Lumpur on Wednesday, 9 January 2008, at 12:30 p.m. or immediately following the conclusion of the 9th Annual General Meeting, which will be held at the same venue and day at 11:30 a.m., whichever is later, or any adjournment thereof for you to consider and if you think fit, pass the following resolutions, with or without modifications:

ORDINARY RESOLUTION 1
PROPOSED ESTABLISHMENT OF A NEW EMPLOYEES' SHARE OPTION SCHEME

"THAT, conditional upon obtaining the approvals from the relevant authorities including approval in principle from Bursa Malaysia Securities Berhad ("Bursa Securities") for the listing of and quotation for the new ordinary shares of RM0.50 each in the Company ("Shares") to be issued pursuant to the exercise of the options under the TOP GLOVE CORPORATION BHD EMPLOYEES' SHARE OPTION SCHEME II ("Scheme"), the Directors of the Company be and are hereby authorised and empowered:

(i) to establish and administer the Scheme for the benefit of employees and directors of the Company and its subsidiaries which are not dormant ("Top Glove Group") who are eligible ("Eligible Persons") to subscribe for or acquire ordinary shares of the Company ("Top Glove Option"), in accordance to the By-Laws of the Scheme ("By-Laws") as set out in Appendix A of the circular to shareholders dated 27 November 2007 ("Circular"), the salient terms of which are set out in the Circular, and to give full effect to the Scheme with full power to assent to any condition, variation, modification and/or amendment as may be deemed fit or expedient and/or imposed/agreed to by the relevant authorities;

(ii) to offer and grant Top Glove Option under the Scheme and to allot and issue from time to time such number of new Shares as may be required to be issued pursuant to the exercise of the Top Glove Options under the Scheme provided that the total number of new Shares to be issued under the Scheme shall not exceed 15% of the total issued and paid-up share capital of the Company at any point of time throughout the duration of the Scheme and that such new Shares will, upon allotment and issuance, rank pari passu in all respects with the then existing Shares save and except that these new Shares will not be entitled to any dividends, rights, allotments and/or other distributions declared, made or paid, prior to the date of allotment of the new Shares and will be subject to all the provisions of Articles of Association of the Company relating to the transfer, transmission and otherwise of the Shares;

(iii) to do all things necessary and make the necessary application at the appropriate time or times to Bursa Securities for the listing of and quotation for the new Shares which may from time to time be allotted and issued pursuant to the Scheme; and

(iv) to modify and/or amend the By-Laws of the Scheme from time to time provided that such modifications and/or amendments are effected in accordance with the provisions of the By-Laws relating to modifications and/or amendments;

AND THAT to do all such acts and to enter into all transactions, arrangements, agreements, deeds or undertakings and to make rules or regulations, or impose such terms and conditions or delegate part or all of its powers as may be necessary or expedient in order to give full effect to the Scheme."

ORDINARY RESOLUTION 2
PROPOSED ALLOCATION OF OPTIONS TO TAN SRI DR. LIM, WEE-CHAI

"THAT, conditional upon passing of Ordinary Resolution 1, the Directors of the Company are hereby authorised at any time, and from time to time, to offer and to grant option or options to subscribe for or purchase to Tan Sri Dr. Lim, Wee-Chai, being the Chairman, Managing Director and major shareholder of the Company, subject always to such terms and conditions of the By-Laws of the Scheme as set out in Appendix A of the Circular, provided that:

(i) not more than 50% (or such other percentage as may be permitted by Bursa Securities or any other relevant regulatory authorities from time to time) of the total Shares made available under the Scheme are to be allocated in aggregate to the Directors and senior management of Top Glove Group; and

(ii) not more than 10% (or such other percentage as may be permitted by Bursa Securities or any other relevant regulatory authorities from time to time) of the total Shares made available under the Scheme are to be allocated to any Director or employee who either singly or collectively through persons connected with him or her, holds 20% (or such other percentage as may be permitted by Bursa Securities or any other relevant regulatory authorities from time to time) or more of the issued and paid-up capital of the Company;

AND THAT the Directors of the Company be and are hereby authorised to allot and issue from time to time new Shares to him pursuant to the exercise of such options."

ORDINARY RESOLUTION 3
PROPOSED ALLOCATION OF OPTIONS TO PUAN SRI TONG SIEW BEE

"THAT, conditional upon passing of Ordinary Resolution 1, the Directors of the Company are hereby authorised at any time, and from time to time, to offer and to grant option or options to subscribe for or purchase to Puan Sri Tong Siew Bee, being the Executive Director and major shareholder of the Company, subject always to such terms and conditions of the By-Laws of the Scheme as set out in Appendix A of the Circular, provided that:

(i) not more than 50% (or such other percentage as may be permitted by Bursa Securities or any other relevant regulatory authorities from time to time) of the total Shares made available under the Scheme are to be allocated in aggregate to the Directors and senior management of Top Glove Group; and

(ii) not more than 10% (or such other percentage as may be permitted by Bursa Securities or any other relevant regulatory authorities from time to time) of the total Shares made available under the Scheme are to be allocated to any Director or employee who either singly or collectively through persons connected with him or her, holds 20% (or such other percentage as may be permitted by Bursa Securities or any other relevant regulatory authorities from time to time) or more of the issued and paid-up capital of the Company;

AND THAT the Directors of the Company be and are hereby authorised to allot and issue from time to time new Shares to him pursuant to the exercise of such options."

ORDINARY RESOLUTION 4
PROPOSED ALLOCATION OF OPTIONS TO LIM HOOI SIN

"THAT, conditional upon passing of Ordinary Resolution 1, the Directors of the Company are hereby authorised at any time, and from time to time, to offer and to grant option or options to subscribe for or purchase to Lim Hooi Sin, being the Executive Director and major shareholder of the Company, subject always to such terms and conditions of the By-Laws of the Scheme as set out in Appendix A of the Circular, provided that:

(i) not more than 50% (or such other percentage as may be permitted by Bursa Securities or any other relevant regulatory authorities from time to time) of the total Shares made available under the Scheme are to be allocated in aggregate to the Directors and senior management of Top Glove Group; and

(ii) not more than 10% (or such other percentage as may be permitted by Bursa Securities or any other relevant regulatory authorities from time to time) of the total Shares made available under the Scheme are to be allocated to any Director or employee who either singly or collectively through persons connected with him or her, holds 20% (or such other percentage as may be permitted by Bursa Securities or any other relevant regulatory authorities from time to time) or more of the issued and paid-up capital of the Company;

AND THAT the Directors of the Company be and are hereby authorised to allot and issue from time to time new Shares to him pursuant to the exercise of such options."

ORDINARY RESOLUTION 5
PROPOSED ALLOCATION OF OPTIONS TO LEE KIM MEOW

"THAT, conditional upon passing of Ordinary Resolution 1, the Directors of the Company are hereby authorised at any time, and from time to time, to offer and to grant option or options to subscribe for or purchase to Lee Kim Meow, being the Executive Director of the Company, subject always to such terms and conditions of the By-Laws of the Scheme as set out in Appendix A of the Circular, provided that:

(i) not more than 50% (or such other percentage as may be permitted by Bursa Securities or any other relevant regulatory authorities from time to time) of the total Shares made available under the Scheme are to be allocated in aggregate to the Directors and senior management of Top Glove Group; and

(ii) not more than 10% (or such other percentage as may be permitted by Bursa Securities or any other relevant regulatory authorities from time to time) of the total Shares made available under the Scheme are to be allocated to any Director or employee who either singly or collectively through persons connected with him or her, holds 20% (or such other percentage as may be permitted by Bursa Securities or any other relevant regulatory authorities from time to time) or more of the issued and paid-up capital of the Company;

AND THAT the Directors of the Company be and are hereby authorised to allot and issue from time to time new Shares to him pursuant to the exercise of such options."

ORDINARY RESOLUTION 6
PROPOSED ALLOCATION OF OPTIONS TO LIM CHEONG GUAN

"THAT, conditional upon passing of Ordinary Resolution 1, the Directors of the Company are hereby authorised at any time, and from time to time, to offer and to grant option or options to subscribe for or purchase to Lim Cheong Guan, being the Executive Director of the Company, subject always to such terms and conditions of the By-Laws of the Scheme as set out in Appendix A of the Circular, provided that:

(i) not more than 50% (or such other percentage as may be permitted by Bursa Securities or any other relevant regulatory authorities from time to time) of the total Shares made available under the Scheme are to be allocated in aggregate to the Directors and senior management of Top Glove Group; and

(ii) not more than 10% (or such other percentage as may be permitted by Bursa Securities or any other relevant regulatory authorities from time to time) of the total Shares made available under the Scheme are to be allocated to any Director or employee who either singly or collectively through persons connected with him or her, holds 20% (or such other percentage as may be permitted by Bursa Securities or any other relevant regulatory authorities from time to time) or more of the issued and paid-up capital of the Company.;

AND THAT the Directors of the Company be and are hereby authorised to allot and issue from time to time new Shares to him pursuant to the exercise of such options."

ORDINARY RESOLUTION 7
PROPOSED ALLOCATION OF OPTIONS TO LIM QUEE CHOO

"THAT, conditional upon passing of Ordinary Resolution 1, the Board of Directors is hereby authorised at any time, and from time to time, to offer and to grant option or options to subscribe for or purchase, for up to a maximum of 300,000 Shares in the Company per annum over the period of the Scheme, to Lim Quee Choo, being a major shareholder of the Company and a person connected to Tan Sri Dr. Lim, Wee-Chai, Puan Sri Tong Siew Bee and Lim Hooi Sin, the Directors and major shareholders of the Company, subject always to such terms and conditions of the By-Laws of the Scheme as set out in Appendix A of the Circular;

AND THAT the Directors of the Company be and are hereby authorised to allot and issue from time to time new Shares to her pursuant to the exercise of such options."

ORDINARY RESOLUTION 8
PROPOSED ALLOCATION OF OPTIONS TO LEW SIN CHIANG

"THAT, conditional upon passing of Ordinary Resolution 1, the Board of Directors is hereby authorised at any time, and from time to time, to offer and to grant option or options to subscribe for or purchase, for up to a maximum of 300,000 Shares in the Company per annum over the period of the Scheme, to Lew Sin Chiang, being a person connected to Puan Sri Tong Siew Bee, a Director and major shareholder of the Company, subject always to such terms and conditions of the By-Laws of the Scheme as set out in Appendix A of the Circular;

AND THAT the Directors of the Company be and are hereby authorised to allot and issue from time to time new Shares to him pursuant to the exercise of such options."

By Order of the Board,

Chua Siew Chuan (MAICSA:0777689)
Company Secretary

Kuala Lumpur
27 November 2007

Notes:

(a) *A member of the Company entitled to attend and vote at the extraordinary general meeting is entitled to appoint 1 or more proxies to attend and vote in his stead. A proxy may but need not be a member of the Company and a member may appoint any person to be his proxy without limitation and the provisions of Section 149(1)(a), (b), (c) and (d) of the Companies Act, 1965 shall not apply to the Company.*

(b) *Where a holder appoints 2 or more proxies, the appointment shall be invalid unless he specifies the proportion of his shareholdings to be represented by each proxy.*

(c) *The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer or attorney duly authorised.*

(d) *The instrument appointing a proxy must be deposited at the Registered Office of the Company at Level 7, Menara Milenium, Jalan Damanlela, Pusat Bandar Damansara, Damansara Heights, 50490 Kuala Lumpur not less than 48 hours before the time for holding the extraordinary general meeting or at any adjournment thereof.*

Entitlements (Notice of Book Closure)
Reference No **CS-071126-94FF1**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 26/11/2007

EX-date	: 13/02/2008
Entitlement date	: 15/02/2008
Entitlement time	: 04:00:00 PM
Entitlement subject	: Final Dividend
Entitlement description	: Final Dividend of 6% less 26% Malaysian Income Tax and 6% Tax Exempt
Period of interest payment	: to
Financial Year End	: 31/08/2007
Share transfer book & register of members will be	: to closed from (both dates inclusive) for the purpose of determining the entitlements
Registrar's name ,address, telephone no	: Securities Services (Holdings) Sdn. Bhd. Level 7, Menara Milenium Jalan Damanlela Pusat Bandar Damansara Damansara Heights 50490 Kuala Lumpur Tel No. 03-2084 9000
Payment date	: 14/03/2008
a. Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers	: 15/02/2008
b. Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	:
c. Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.	:
Number of new shares/securities issued (units) (If applicable)	:
Entitlement indicator	: Percentage
Entitlement in percentage (%)	: 12

Remarks :
Entitlement in percentage - of the 12%, 6% less 26% Malaysian Income Tax and 6% Tax Exempt

Notice of Shares Buy Back - Immediate Announcement
Reference No **CS-071126-94FF2**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 26/11/2007

Date of buy back	: 26/11/2007
Description of shares purchased	: Ordinary Shares of RM0.50
Total number of shares purchased (units)	: 38,700
Minimum price paid for each share purchased (RM)	: 5.950
Maximum price paid for each share purchased (RM)	: 6.100
Total consideration paid (RM)	: 233,420.00
Number of shares purchased retained in treasury (units)	: 38,700
Number of shares purchased which are proposed to be cancelled (units)	: 0
Cumulative net outstanding treasury shares as at to-date (units)	: 2,955,600
Adjusted issued capital after cancellation (no. of shares) (units)	: 0

Remarks

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 47425 OF 2007

Company Name : **TOP GLOVE CORPORATION BHD**
Stock Name : TOPGLOV
Date Announced : 27/11/2007

Subject : TOPGLOV - NOTICE OF BOOK CLOSURE

Contents : **Final dividend of 6% per share less 26% Malaysian income tax and 6% per share tax exempt.**

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Dividend"]
as from : [13 February 2008]

2) The last date of lodgement : [15 February 2008]

3) Date Payable : [14 March 2008]

Notice of Shares Buy Back - Immediate Announcement
Reference No **CS-071127-8EAB7**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 27/11/2007

Date of buy back	: 27/11/2007
Description of shares purchased	: Ordinary Shares of RM0.50
Total number of shares purchased (units)	: 72,000
Minimum price paid for each share purchased (RM)	: 5.950
Maximum price paid for each share purchased (RM)	: 6.050
Total consideration paid (RM)	: 428,630.00
Number of shares purchased retained in treasury (units)	: 72,000
Number of shares purchased which are proposed to be cancelled (units)	: 0
Cumulative net outstanding treasury shares as at to-date (units)	: 3,027,600
Adjusted issued capital after cancellation (no. of shares) (units)	: 0

Remarks

Notice of Shares Buy Back - Immediate Announcement
Reference No **CS-071128-5913D**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 28/11/2007

Date of buy back	: 28/11/2007
Description of shares purchased	: Ordinary Shares of RM0.50
Total number of shares purchased (units)	: 20,000
Minimum price paid for each share purchased (RM)	: 5.900
Maximum price paid for each share purchased (RM)	: 6.000
Total consideration paid (RM)	: 118,910.00
Number of shares purchased retained in treasury (units)	: 20,000
Number of shares purchased which are proposed to be cancelled (units)	: 0
Cumulative net outstanding treasury shares as at to-date (units)	: 3,047,600
Adjusted issued capital after cancellation (no. of shares) (units)	: 0

Remarks

Notice of Shares Buy Back - Immediate Announcement
Reference No **CS-071129-7E2CF**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 29/11/2007

Date of buy back	: 29/11/2007
Description of shares purchased	: Ordinary Shares of RM0.50
Total number of shares purchased (units)	: 43,000
Minimum price paid for each share purchased (RM)	: 5.850
Maximum price paid for each share purchased (RM)	: 5.950
Total consideration paid (RM)	: 254,210.00
Number of shares purchased retained in treasury (units)	: 43,000
Number of shares purchased which are proposed to be cancelled (units)	: 0
Cumulative net outstanding treasury shares as at to-date (units)	: 3,090,600
Adjusted issued capital after cancellation (no. of shares) (units)	: 0

Remarks

Notice of Shares Buy Back - Immediate Announcement
Reference No **CS-071130-602CC**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 30/11/2007

Date of buy back	: 30/11/2007
Description of shares purchased	: Ordinary Shares of RM0.50
Total number of shares purchased (units)	: 47,000
Minimum price paid for each share purchased (RM)	: 5.800
Maximum price paid for each share purchased (RM)	: 5.950
Total consideration paid (RM)	: 275,385.00
Number of shares purchased retained in treasury (units)	: 47,000
Number of shares purchased which are proposed to be cancelled (units)	: 0
Cumulative net outstanding treasury shares as at to-date (units)	: 3,137,600
Adjusted issued capital after cancellation (no. of shares) (units)	: 0

Remarks

Notice of Shares Buy Back by a Company Pursuant to Form 28A
Reference No **CS-071203-8EC1D**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 03/12/2007

Date of buy back from	: 19/11/2007
Date of buy back to	: 23/11/2007
Total number of shares purchased (units)	: 436,600
Minimum price paid for each share purchased (RM)	: 5.700
Maximum price paid for each share purchased (RM)	: 6.000
Total amount paid for shares purchased (RM)	: 2,543,000.00
The name of the stock exchange through which the shares were purchased	: Bursa Malaysia Securities Berhad
Number of shares purchased retained in treasury (units)	: 436,600
Total number of shares retained in treasury (units)	: 2,916,900
Number of shares purchased which were cancelled (units)	: 0
Total issued capital as diminished	: 0
Date lodged with registrar of companies	: 03/12/2007
Lodged by	: Securities Services (Holdings) Sdn Bhd

Remarks:

Notice of Shares Buy Back - Immediate Announcement
Reference No **CS-071203-8EC1F**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 03/12/2007

Date of buy back	: 03/12/2007
Description of shares purchased	: Ordinary Shares of RM0.50
Total number of shares purchased (units)	: 130,100
Minimum price paid for each share purchased (RM)	: 5.600
Maximum price paid for each share purchased (RM)	: 5.900
Total consideration paid (RM)	: 740,125.00
Number of shares purchased retained in treasury (units)	: 130,100
Number of shares purchased which are proposed to be cancelled (units)	: 0
Cumulative net outstanding treasury shares as at to-date (units)	: 3,267,700
Adjusted issued capital after cancellation (no. of shares) (units)	: 0

Remarks

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 47593 OF 2007

Company Name	:	**TOP GLOVE CORPORATION BHD**
Stock Name	:	**TOPGLOV**
Date Announced	:	**04/12/2007**

Subject : TOPGLOV-EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 40,000 new ordinary shares of RM0.50 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 6 December 2007.

Notice of Shares Buy Back - Immediate Announcement
Reference No **TG-070921-60020**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 04/12/2007

Date of buy back	: 04/12/2007
Description of shares purchased	: Ordinary Shares of RM0.50 each
Total number of shares purchased (units)	: 26,000
Minimum price paid for each share purchased (RM)	: 5.600
Maximum price paid for each share purchased (RM)	: 5.650
Total consideration paid (RM)	: 146,500.00
Number of shares purchased retained in treasury (units)	: 26,000
Number of shares purchased which are proposed to be cancelled (units)	: 0
Cumulative net outstanding treasury shares as at to-date (units)	: 3,293,700
Adjusted issued capital after cancellation (no. of shares) (units)	: 0

Remarks

Notice of Shares Buy Back - Immediate Announcement
Reference No **CS-071205-7FC5C**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 05/12/2007

Date of buy back	: 05/12/2007
Description of shares purchased	: Ordinary Shares of RM0.50
Total number of shares purchased (units)	: 32,000
Minimum price paid for each share purchased (RM)	: 5.600
Maximum price paid for each share purchased (RM)	: 5.650
Total consideration paid (RM)	: 180,050.00
Number of shares purchased retained in treasury (units)	: 32,000
Number of shares purchased which are proposed to be cancelled (units)	: 0
Cumulative net outstanding treasury shares as at to-date (units)	: 3,325,700
Adjusted issued capital after cancellation (no. of shares) (units)	: 0

Remarks

Notice of Shares Buy Back - Immediate Announcement
Reference No **CS-071206-6D5A1**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 06/12/2007
Date of buy back	: 06/12/2007
Description of shares purchased	: Ordinary Shares of RM0.50
Total number of shares purchased (units)	: 70,000
Minimum price paid for each share purchased (RM)	: 5.500
Maximum price paid for each share purchased (RM)	: 5.650
Total consideration paid (RM)	: 389,200.00
Number of shares purchased retained in treasury (units)	: 70,000
Number of shares purchased which are proposed to be cancelled (units)	: 0
Cumulative net outstanding treasury shares as at to-date (units)	: 3,395,700
Adjusted issued capital after cancellation (no. of shares) (units)	: 0

Remarks

Notice of Shares Buy Back - Immediate Announcement
Reference No **CS-071207-6E130**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 07/12/2007
Date of buy back	: 07/12/2007
Description of shares purchased	: Ordinary Shares of RM0.50
Total number of shares purchased (units)	: 176,300
Minimum price paid for each share purchased (RM)	: 5.250
Maximum price paid for each share purchased (RM)	: 5.550
Total consideration paid (RM)	: 943,800.00
Number of shares purchased retained in treasury (units)	: 176,300
Number of shares purchased which are proposed to be cancelled (units)	: 0
Cumulative net outstanding treasury shares as at to-date (units)	: 3,572,000
Adjusted issued capital after cancellation (no. of shares) (units)	: 0

Remarks

Notice of Shares Buy Back by a Company Pursuant to Form 28A
Reference No **CS-071210-6B1C6**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 10/12/2007

Date of buy back from	: 26/11/2007
Date of buy back to	: 05/12/2007
Total number of shares purchased (units)	: 408,800
Minimum price paid for each share purchased (RM)	: 5.600
Maximum price paid for each share purchased (RM)	: 6.100
Total amount paid for shares purchased (RM)	: 2,377,230.00
The name of the stock exchange through which the shares were purchased	: Bursa Malaysia Securities Berhad
Number of shares purchased retained in treasury (units)	: 408,800
Total number of shares retained in treasury (units)	: 3,325,700
Number of shares purchased which were cancelled (units)	: 0
Total issued capital as diminished	: 0
Date lodged with registrar of companies	: 10/12/2007
Lodged by	: Securities Services (Holdings) Sdn Bhd

Remarks:

Notice of Shares Buy Back - Immediate Announcement
Reference No **CS-071210-6B1C7**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 10/12/2007
Date of buy back	: 10/12/2007
Description of shares purchased	: Ordinary Shares of RM0.50
Total number of shares purchased (units)	: 26,000
Minimum price paid for each share purchased (RM)	: 5.400
Maximum price paid for each share purchased (RM)	: 5.450
Total consideration paid (RM)	: 140,660.00
Number of shares purchased retained in treasury (units)	: 26,000
Number of shares purchased which are proposed to be cancelled (units)	: 0
Cumulative net outstanding treasury shares as at to-date (units)	: 3,598,000
Adjusted issued capital after cancellation (no. of shares) (units)	: 0

Remarks

Notice of Shares Buy Back - Immediate Announcement
Reference No **CS-071212-6C976**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 12/12/2007
Date of buy back	: 12/12/2007
Description of shares purchased	: Ordinary Shares of RM0.50
Total number of shares purchased (units)	: 35,300
Minimum price paid for each share purchased (RM)	: 5.550
Maximum price paid for each share purchased (RM)	: 5.650
Total consideration paid (RM)	: 197,165.00
Number of shares purchased retained in treasury (units)	: 35,300
Number of shares purchased which are proposed to be cancelled (units)	: 0
Cumulative net outstanding treasury shares as at to-date (units)	: 3,633,300
Adjusted issued capital after cancellation (no. of shares) (units)	: 0

Remarks

Notice of Shares Buy Back - Immediate Announcement
Reference No **CS-071213-6D1D5**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 13/12/2007

Date of buy back	: 13/12/2007
Description of shares purchased	: Ordinary Shares of RM0.50
Total number of shares purchased (units)	: 22,000
Minimum price paid for each share purchased (RM)	: 5.600
Maximum price paid for each share purchased (RM)	: 5.700
Total consideration paid (RM)	: 124,345.00
Number of shares purchased retained in treasury (units)	: 22,000
Number of shares purchased which are proposed to be cancelled (units)	: 0
Cumulative net outstanding treasury shares as at to-date (units)	: 3,655,300
Adjusted issued capital after cancellation (no. of shares) (units)	: 0

Remarks

Notice of Shares Buy Back - Immediate Announcement
Reference No **CS-071214-6DF64**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 14/12/2007

Date of buy back	: 14/12/2007
Description of shares purchased	: Ordinary Shares of RM0.50
Total number of shares purchased (units)	: 49,700
Minimum price paid for each share purchased (RM)	: 5.650
Maximum price paid for each share purchased (RM)	: 5.700
Total consideration paid (RM)	: 281,305.00
Number of shares purchased retained in treasury (units)	: 49,700
Number of shares purchased which are proposed to be cancelled (units)	: 0
Cumulative net outstanding treasury shares as at to-date (units)	: 3,705,000
Adjusted issued capital after cancellation (no. of shares) (units)	: 0

Remarks

Notice of Shares Buy Back - Immediate Announcement
Reference No **CS-071217-66078**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 17/12/2007

Date of buy back	: 17/12/2007
Description of shares purchased	: Ordinary Shares of RM0.50
Total number of shares purchased (units)	: 25,000
Minimum price paid for each share purchased (RM)	: 5.600
Maximum price paid for each share purchased (RM)	: 5.700
Total consideration paid (RM)	: 141,100.00
Number of shares purchased retained in treasury (units)	: 25,000
Number of shares purchased which are proposed to be cancelled (units)	: 0
Cumulative net outstanding treasury shares as at to-date (units)	: 3,730,000
Adjusted issued capital after cancellation (no. of shares) (units)	: 0

Remarks

Notice of Shares Buy Back by a Company Pursuant to Form 28A
Reference No CS-071218-A4FFB

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 18/12/2007

Date of buy back from	: 06/12/2007
Date of buy back to	: 14/12/2007
Total number of shares purchased (units)	: 379,300
Minimum price paid for each share purchased (RM)	: 5.250
Maximum price paid for each share purchased (RM)	: 5.700
Total amount paid for shares purchased (RM)	: 2,076,475.00
The name of the stock exchange through which the shares were purchased	: Bursa Malaysia Securities Berhad
Number of shares purchased retained in treasury (units)	: 379,300
Total number of shares retained in treasury (units)	: 3,705,000
Number of shares purchased which were cancelled (units)	: 0
Total issued capital as diminished	: 0
Date lodged with registrar of companies	: 18/12/2007
Lodged by	: Securities Services (Holdings) Sdn Bhd

Remarks:

Notice of Shares Buy Back - Immediate Announcement
Reference No **CS-071218-A4FFC**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 18/12/2007

Date of buy back	: 18/12/2007
Description of shares purchased	: Ordinary Shares of RM0.50
Total number of shares purchased (units)	: 18,000
Minimum price paid for each share purchased (RM)	: 5.600
Maximum price paid for each share purchased (RM)	: 5.750
Total consideration paid (RM)	: 102,240.00
Number of shares purchased retained in treasury (units)	: 18,000
Number of shares purchased which are proposed to be cancelled (units)	: 0
Cumulative net outstanding treasury shares as at to-date (units)	: 3,748,000
Adjusted issued capital after cancellation (no. of shares) (units)	: 0

Remarks

Notice of Shares Buy Back - Immediate Announcement
Reference No **CS-071219-71951**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 19/12/2007

Date of buy back	: 19/12/2007
Description of shares purchased	: Ordinary Shares of RM0.50
Total number of shares purchased (units)	: 50,800
Minimum price paid for each share purchased (RM)	: 5.650
Maximum price paid for each share purchased (RM)	: 5.800
Total consideration paid (RM)	: 289,620.00
Number of shares purchased retained in treasury (units)	: 50,800
Number of shares purchased which are proposed to be cancelled (units)	: 0
Cumulative net outstanding treasury shares as at to-date (units)	: 3,798,800
Adjusted issued capital after cancellation (no. of shares) (units)	: 0

Remarks

General Announcement
Reference No **TG-071011-30F92**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 21/12/2007

Type	:	**Announcement**
Subject	:	**TOP GLOVE CORPORATION BHD ("the Company") SCHEDULED DATE FOR RELEASE OF THE 1ST QUARTER RESULTS FOR THE FINANCIAL PERIOD ENDED 30 NOVEMBER 2007**

Contents :

The Board of Directors wishes to announce that the 1st quarter results of the Company for the financial period ended 30 November 2007 is scheduled to be released to Bursa Malaysia Securities Berhad on Thursday, 3 January 2008.

This announcement is dated 21 December 2007.

Notice of Shares Buy Back - Immediate Announcement
Reference No **CS-071221-887A4**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 21/12/2007

Date of buy back	: 21/12/2007
Description of shares purchased	: Ordinary Shares of RM0.50
Total number of shares purchased (units)	: 89,200
Minimum price paid for each share purchased (RM)	: 5.700
Maximum price paid for each share purchased (RM)	: 5.850
Total consideration paid (RM)	: 516,115.00
Number of shares purchased retained in treasury (units)	: 89,200
Number of shares purchased which are proposed to be cancelled (units)	: 0
Cumulative net outstanding treasury shares as at to-date (units)	: 3,888,000
Adjusted issued capital after cancellation (no. of shares) (units)	: 0

Remarks

Notice of Shares Buy Back - Immediate Announcement
Reference No **CS-071224-56114**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 24/12/2007

Date of buy back	: 24/12/2007
Description of shares purchased	: Ordinary Shares of RM0.50
Total number of shares purchased (units)	: 59,900
Minimum price paid for each share purchased (RM)	: 5.750
Maximum price paid for each share purchased (RM)	: 5.900
Total consideration paid (RM)	: 348,345.00
Number of shares purchased retained in treasury (units)	: 59,900
Number of shares purchased which are proposed to be cancelled (units)	: 0
Cumulative net outstanding treasury shares as at to-date (units)	: 3,947,900
Adjusted issued capital after cancellation (no. of shares) (units)	: 0

Remarks

Notice of Shares Buy Back - Immediate Announcement
Reference No **CS-071226-5DC56**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 26/12/2007

Date of buy back	: 26/12/2007
Description of shares purchased	: Ordinary Shares of RM0.50
Total number of shares purchased (units)	: 22,000
Minimum price paid for each share purchased (RM)	: 5.900
Maximum price paid for each share purchased (RM)	: 6.000
Total consideration paid (RM)	: 130,575.00
Number of shares purchased retained in treasury (units)	: 22,000
Number of shares purchased which are proposed to be cancelled (units)	: 0
Cumulative net outstanding treasury shares as at to-date (units)	: 3,969,900
Adjusted issued capital after cancellation (no. of shares) (units)	: 0

Remarks

Notice of Shares Buy Back - Immediate Announcement
Reference No **CS-071227-5BD0D**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 27/12/2007

Date of buy back	: 27/12/2007
Description of shares purchased	: Ordinary Shares of RM0.50
Total number of shares purchased (units)	: 50,800
Minimum price paid for each share purchased (RM)	: 5.950
Maximum price paid for each share purchased (RM)	: 6.100
Total consideration paid (RM)	: 305,435.00
Number of shares purchased retained in treasury (units)	: 50,800
Number of shares purchased which are proposed to be cancelled (units)	: 0
Cumulative net outstanding treasury shares as at to-date (units)	: 4,020,700
Adjusted issued capital after cancellation (no. of shares) (units)	: 0

Remarks

Notice of Shares Buy Back by a Company Pursuant to Form 28A
Reference No **CS-071228-5CC56**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 28/12/2007

Date of buy back from	: 17/12/2007
Date of buy back to	: 24/12/2007
Total number of shares purchased (units)	: 242,900
Minimum price paid for each share purchased (RM)	: 5.600
Maximum price paid for each share purchased (RM)	: 5.900
Total amount paid for shares purchased (RM)	: 1,397,420.00
The name of the stock exchange through which the shares were purchased	: BURSA MALAYSIA SECURITIES BERHAD
Number of shares purchased retained in treasury (units)	: 242,900
Total number of shares retained in treasury (units)	: 3,947,900
Number of shares purchased which were cancelled (units)	: 0
Total issued capital as diminished	: 0
Date lodged with registrar of companies	: 28/12/2007
Lodged by	: Securities Services (Holdings) Sdn. Bhd.

Remarks:

Notice of Shares Buy Back - Immediate Announcement
Reference No **CS-071228-5CC57**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 28/12/2007

Date of buy back	: 28/12/2007
Description of shares purchased	: Ordinary Shares of RM0.50
Total number of shares purchased (units)	: 55,000
Minimum price paid for each share purchased (RM)	: 6.050
Maximum price paid for each share purchased (RM)	: 6.250
Total consideration paid (RM)	: 338,895.00
Number of shares purchased retained in treasury (units)	: 55,000
Number of shares purchased which are proposed to be cancelled (units)	: 0
Cumulative net outstanding treasury shares as at to-date (units)	: 4,075,700
Adjusted issued capital after cancellation (no. of shares) (units)	: 0

Remarks

Notice of Shares Buy Back - Immediate Announcement
Reference No **CS-071231-5FF19**

Company Name	: **TOP GLOVE CORPORATION BHD**
Stock Name	: TOPGLOV
Date Announced	: 31/12/2007

Date of buy back	: 31/12/2007
Description of shares purchased	: Ordinary Shares of RM0.50
Total number of shares purchased (units)	: 85,900
Minimum price paid for each share purchased (RM)	: 6.250
Maximum price paid for each share purchased (RM)	: 6.500
Total consideration paid (RM)	: 547,185.00
Number of shares purchased retained in treasury (units)	: 85,900
Number of shares purchased which are proposed to be cancelled (units)	: 0
Cumulative net outstanding treasury shares as at to-date (units)	: 4,161,600
Adjusted issued capital after cancellation (no. of shares) (units)	: 0

Remarks

END